Gentium S.p.A.

Corporate Capital equal to Euro 14.969.150

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Milan no. 240386

Tax Code, VAT no. 02098100130

CALL OF THE ORDINARY SHAREHOLDERS' MEETING

The Shareholders of Gentium S.p.A. (the “Company”) are invited to attend the next Shareholders’ meeting of the Company, to be held at the registered office of the Company at Villa Guardia (Como), Piazza XX Settembre no. 2, on April 27, 2012, at 3:00 p.m. (Italian time), in first call and, if necessary, on May 9, 2012, in second call, at the same place and time and with the following

Agenda

1.	Approval of the financial statements as of December 31, 2011 and related documents and allocation of the annual operating profit.

2.	Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2012/2013 term.

3.	Approve director compensation for the 2012/2013 term.

4.	Elect members of the Board of Statutory Auditors of the Company for the 2012/2015 term and approve their compensation for such term.

5.	Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2012 with respect to the Company’s U.S. GAAP financial statements and its compensation.

6.	Miscellaneous.

All documentation concerning the Agenda will be available for review at the registered office of the Company, within the terms of law.

Villa Guardia (Como), March 15, 2012

The Chairman of the Board of Directors

(Mr. Khalid Islam)